UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Analysts International Corporation

(Name of Subject Company (Issuer))

American CyberSystems, Inc.
ACS Merger Corp.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

032681207
(CUSIP Number of Class of Securities)

Sanjeeev Sardana
American CyberSystems, Inc.
2400 Meadowbrook Parkway
Duluth, GA 30096
Tel: (770) 493-5588
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Michael J. Cochran, Esq.
Jay V. Shah, Esq.
Derek B. Swanson, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NW
Atlanta, GA 30308
(404) 527-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee(2)
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

99.1       Press Release dated August 28, 2013